UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No. 1)

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Hugh E. Harvey, Jr.

Executive Vice President of Technology

Intrepid Potash, Inc.

700 17th Street, Suite 1700

Denver, Colorado 80202

(303) 296-3006

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46121Y102	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harvey Operating and Production Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,136,000(1)
8. Shared Voting Power 0(2)
9. Sole Dispositive Power 16,136,000(1)
10. Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,000(1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 21.6%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 400 shares of Common Stock of the Issuer issued to Intrepid Mining LLC on December 17, 2007 in connection with the formation of the Issuer, and distributed to Harvey Operating and Production Company on April 25, 2008.

(2)	Excludes 16,136,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Harvey Operating and Production Company as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harvey Operating and Production Company that it is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(3)	Based on the 74,843,124 shares of Common Stock of the Issuer outstanding as of October 31, 2008, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102	13D	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hugh E. Harvey, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 16,136,000(1)
8. Shared Voting Power 0(2)
9. Sole Dispositive Power 16,136,000(1)
10. Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,000(1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 21.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 16,136,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company that are or may be deemed to be beneficially owned by Hugh E. Harvey, Jr. Hugh E. Harvey, Jr. is the sole shareholder, sole director and President of Harvey Operating and Production Company.

(2)	Excludes 16,136,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Hugh E. Harvey, Jr. as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hugh E. Harvey, Jr. that he is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(3)	Based on the 74,843,124 shares of Common Stock of the Issuer outstanding as of October 31, 2008, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102	13D	Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends the statement on Schedule 13D filed on May 5, 2008 by Harvey Operating and Production Company, a Colorado corporation (“HOPCO”) and Hugh E. Harvey, Jr. (“HEH”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

According to an Amendment No. 2 to Schedule 13D filed on December 10, 2008 (the “December 10 Filing”), by Potash Acquisition, LLC, a Delaware limited liability company (“PAL”), PRV Investors I, LLC, a Delaware limited liability company (“PRV”), and J. Landis Martin (“Martin”), between November 24 and December 8, 2008, PAL, PRV and Martin sold an aggregate of 331,046 shares of Common Stock in the open market, and PRV distributed 23,954 shares of Common Stock pro rata in accordance with its governing instruments to its members. Following such sales and distribution, as of December 8, 2008:

(a) Martin is the beneficial owner of 1,038,820 shares of Common Stock (approximately 1.4% of the outstanding shares).

(b) PAL and PRV no longer hold any shares of Common Stock.

Accordingly, based on the December 10 Filing, as of December 8, 2008, PAL, PRV and Martin no longer may be deemed a “group,” within the meaning of Rule 13d-5(b) under the Exchange Act, with HOPCO and HEH.

CUSIP No. 46121Y102	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008	HARVEY OPERATING AND PRODUCTION COMPANY

	By:	/s/ Alex Ritchie
	Name: Title:	Alex Ritchie Attorney-in-Fact

Dated: December 16, 2008	HUGH E. HARVEY, JR.

	By:	/s/ Alex Ritchie
	Name: Title:	Alex Ritchie Attorney-in-Fact